UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-51990

LIBERTY MEDIA 401(k) SAVINGS PLAN

(Full title of the Plan)

LIBERTY MEDIA CORPORATION

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado  80112

(Address of its principal executive office)

REQUIRED INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN
(Name of Plan)

	By	/s/ Christopher W. Shean
Christopher W. Shean
Member of Plan Committee

June 2, 2008

Report of Independent Registered Public Accounting Firm

The Plan Committee

Liberty Media 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan (the Liberty Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for participant benefits for the years then ended.  These financial statements are the responsibility of the Liberty Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Plan as of December 31, 2007 and 2006, and the changes in net assets available for participant benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 and schedule of delinquent participant contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Liberty Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
May 29, 2008

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets Available

for Participant Benefits

December 31, 2007 and 2006

	2007	2006
	amounts in thousands

Contributions Receivable:
Participant	$—	301
Employer	—	252
	—	553

Investments, at fair value:
Liberty Capital Stock Fund (notes 1 and 2)	16,972	17,246
Liberty Interactive Stock Fund (notes 1 and 2)	13,436	18,922
Discovery Holding Stock Fund (note 1)	5,155	4,659
Liberty Global Stock Fund (note 1)	—	8,195
Mutual funds	83,014	62,014
Brokeragelink accounts (note 2)	1,478	202
	120,055	111,238

Participant loans (note 2)	1,158	1,233

Payable for required refunds of excess contributions and earnings thereon	(1,219)	(740)

Net assets available for participant benefits	$119,994	112,284

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available

for Participant Benefits

Years ended December 31, 2007 and 2006

	2007	2006
	amounts in thousands
Contributions:
Employer	$8,220	6,657
Participant	11,165	8,471
Rollovers	7,184	2,464
	26,569	17,592

Net investment income:
Net appreciation in fair value of investments	5,364	14,632
Interest and dividend income	5,506	3,270
	10,870	17,902

Total contributions and net investment income	37,439	35,494

Administrative expenses	(238)	(314)
Refund of excess contributions and earnings thereon	(1,187)	(740)
Distributions to participants	(28,304)	(9,450)

Increase in net assets available for participant benefits	7,710	24,990

Net assets available for participant benefits:

Beginning of year	112,284	87,294

End of year	$119,994	112,284

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)           Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Media 401(k) Savings Plan (the “Liberty Plan”) have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets.  The sponsor of the Liberty Plan is Liberty Media LLC (“Liberty”), a wholly owned subsidiary of Liberty Media Corporation (“New Liberty”).

Trust Fund Managed by Fidelity Management Trust Company (“Trustee”)

Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  The Trustee may invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets.  Additionally, the Liberty Plan is allowed to invest in non-employer securities.

Investments

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices for those securities having readily available market quotations.

On May 9, 2006, New Liberty completed a restructuring (the “Restructuring”) pursuant to which a direct, wholly owned subsidiary of New Liberty merged (the “Merger”) with and into Liberty and New Liberty became the new publicly traded parent company of Liberty.  Immediately prior to the Merger, New Liberty was a direct, wholly owned subsidiary of Liberty.  In the Merger, each holder of Liberty’s common stock, including the Liberty Plan through the Liberty Media Stock Fund, received for each share of Liberty’s Series A common stock held immediately prior to the Merger, 0.25 of a share of Liberty Interactive Series A common stock and 0.05 of a share of the Liberty Capital Series A common stock, and for each share of Liberty’s Series B common stock held immediately prior to the Merger, 0.25 of a share of the Liberty Interactive Series B common stock and 0.05 of a share of the Liberty Capital Series B common stock, in each case, with cash in lieu of any fractional shares.

The Liberty Capital Stock Fund, the Liberty Interactive Stock Fund, the Liberty Global Stock Fund, and the Discovery Holding Stock Fund are unitized funds that are measured in units rather than shares.  The Liberty Capital Stock Fund consists mostly of Series A Liberty Capital common stock (“LCAPA”) with an insignificant amount of cash or cash equivalents.  The Liberty Interactive Stock Fund consists mostly of Series A Liberty Interactive common stock (“LINTA”) with an insignificant amount of cash or cash equivalents.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

The Discovery Holding Stock Fund consists mostly of Discovery Holding Company (“DHC”) Series A common stock with an insignificant amount of cash or cash equivalents.

Prior to November 12, 2007, the Liberty Global Stock Fund consisted mostly of Liberty Global, Inc. (“LGI”) Series A common stock with an insignificant amount of cash or cash equivalents.  LGI was formed in May 2005 in connection with the business combination transaction between Liberty Media International, Inc., a former subsidiary of Liberty, and UnitedGlobalCom, Inc.  Effective November 12, 2007, the Liberty Plan liquidated all holdings of the Liberty Global Stock Fund and used the proceeds to purchase shares of the Spartan International Index Fund.

The following closing market prices have been used to value investments in the Liberty Plan’s unitized stock funds:

	December 31,
	2007	2006

Series A Liberty Capital common stock	$116.49	97.98
Series A Liberty Interactive common stock	$19.08	21.57
LGI Series A common stock	N/A	29.15
DHC Series A common stock	$25.14	16.09

Changes in market values after the Liberty Plan’s year end are not reflected in the accompanying financial statements.

Securities and investment transactions are accounted for on the trade date.  The cost basis of such shares distributed is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

Distributions to Participants

Distributions requested by participants are recorded when paid.

Income Taxes

The Internal Revenue Service (the “IRS”) has determined and informed Liberty by a letter dated June 1, 2005 (the “IRS Determination Letter”), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification.  The Liberty Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Liberty Plan’s qualified status.

Plan Expenses

Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay Liberty Plan expenses, except that the fees charged by the Trustee for participant loans are paid by the borrowing participant. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

(2)           Description of the Liberty Plan

The following description of the Liberty Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Liberty Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Liberty Plan is a defined contribution plan sponsored by Liberty, which enables participating employees of Liberty and its qualifying subsidiaries to receive an interest in New Liberty and to receive benefits upon retirement. Employees of Liberty and certain 80% or more owned subsidiaries who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Liberty Plan document) are eligible to participate in the Liberty Plan.

Contributions

Participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined and/or (ii) after-tax contributions up to 10% of their compensation. Pursuant to the terms of the Liberty Plan, Liberty and certain subsidiaries may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation, and certain other subsidiaries may make matching contributions equal to $.50 for each $1.00 contributed by the participants up to a maximum match of 4% of eligible compensation. All participant contributions and employer matching contributions are subject to limitations as determined annually by the IRS. Employee pre-tax contributions and combined employee pre-tax, employee after-tax and employer match contributions per participant (excluding catch-up contributions) were limited to $15,500 and $45,000, respectively, in 2007 and $15,000 and $44,000 respectively in 2006. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Liberty and its subsidiaries reserve the right to change the matching contribution amounts at any time.

Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Liberty Plan. Employer contributions for participants who are not fully vested are invested in the Liberty Capital Stock Fund and the Liberty Interactive Stock Fund, as determined by the Plan Committee. Unvested employer contributions made in 2007 and 2006 subsequent to the Restructuring were invested 45% in the Liberty Capital Stock Fund and 55% in the Liberty Interactive Stock Fund. Employee contributions may be invested in any investment in the Liberty Plan, including the Liberty Capital Stock Fund and Liberty Interactive Stock Fund.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

Nonparticipant-Directed Investments

As noted above, employer contributions of 100% vested participants can be invested in any investment in the Liberty Plan. The accompanying statements of changes in net assets available for participant benefits do not present activity based on participant-directed and nonparticipant-directed investments. Plan information, including information regarding participant-directed and nonparticipant-directed investments, about the significant components of the changes in net assets relating to the Liberty Capital Stock Fund, the Liberty Interactive Stock Fund and the Liberty Media Stock Fund for the years ended December 31, 2007 and 2006, are as follows:

	2007		2006
	Liberty	Liberty	Liberty	Liberty	Liberty
	Capital	Interactive	Capital	Interactive	Media
	Stock Fund	Stock Fund	Stock Fund	Stock Fund	Stock Fund
	amounts in thousands

Balance at beginning of year	$17,246	18,922	—	—	28,653
Conversion of shares from Liberty Media Stock Fund (see note 1)	—	—	14,474	16,775	(31,249)
Contributions
Employer	2,631	3,108	1,133	1,374	1,992
Participant	349	328	119	125	281
Rollovers	96	8	7	—	—
Interest income	14	15	6	8	7
Net appreciation (depreciation) in fair value of stock fund	3,303	(1,231)	2,786	2,238	3,461
Net forfeiture credit (debit)	235	(143)	56	(44)	16
Distributions to participants	(5,727)	(5,875)	(628)	(701)	(1,318)
Exchanges out and transfer of assets	(927)	(1,704)	(570)	(776)	(1,739)
Net loan activity	(25)	12	2	5	(14)
Administrative expenses	(223)	(4)	(139)	(82)	(90)
Balance at end of year	$16,972	13,436	17,246	18,922	—

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

Participant Accounts

Each participant’s account is credited with (a) the participant’s deferral contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the day in which the loan was made plus 1%. The interest rate determined on any date will apply to all loans made after that date until an updated prime rate (plus 1%) is implemented by the Plan Committee. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account. At December 31, 2007, outstanding loans had interest rates ranging from 5% to 9.25%. Principal and interest are paid ratably through monthly payroll deductions or through the use of coupon books or automatic bank draft after termination of employment.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce Liberty’s future matching contributions. Forfeitures aggregated $393,000 and $216,000 during 2007 and 2006, respectively. Forfeitures of $231,000 and $309,000 were used to pay Liberty Plan expenses during 2007 and 2006, respectively. Unused forfeitures aggregated $195,000 and $41,000 at December 31, 2007 and 2006, respectively.

Investment Options

As of December 31, 2007, the Liberty Plan has various investment options including 12 mutual funds and three unitized stock funds. The mutual funds include money market, bond and domestic and international stock funds. The stock funds range from small to large cap funds and include growth and value funds. The Liberty Plan also provides seven asset allocation funds based on target retirement dates. In addition, during 2007 the Liberty Plan began to offer a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded stocks and mutual funds not offered directly by the Liberty Plan. A complete list of investment options can be found on Schedule 1 to this Annual Report on Form 11-K. Plan participants may change investment options and contribution percentages on a daily basis for all vested account balances.

Benefit Payments

Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage

Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

Employer matching contributions transferred from other plans vest according to the terms specified in the transferor plans.

Plan Termination

Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA. The Liberty Plan provides for full and immediate vesting of all participant rights upon termination of the Liberty Plan.

Effective April 4, 2007, and as a result of a sale of On Command Corporation, a subsidiary of Liberty, a partial plan termination occurred. In connection therewith, employees of On Command Corporation, who were active participants in the Liberty Plan on April 4, 2007 became fully vested in their employer contributions upon the partial plan termination.

Risks and Uncertainties

The Liberty Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for participant benefits.

The Liberty Plan has concentrations of investments in the Liberty Capital Stock Fund and the Liberty Interactive Stock Fund. Changes in the values of the Liberty Capital Stock Fund and the Liberty Interactive Stock Fund could materially impact the net assets available for participant benefits due to these concentrations.

(3)           Investments

The fair value of individual investments that represent 5% or more of the Liberty Plan’s net assets at December 31, 2007 and 2006 are as follows:

	Fair value at
	December 31,
Investment	2007	2006
	amounts in thousands

Liberty Capital Stock Fund	$16,972	17,246
Liberty Interactive Stock Fund	$13,436	18,922
Liberty Global Stock Fund	$—	8,195
Templeton Foreign A	$6,944	—
Spartan US Equity Index	$8,986	8,626
Fidelity Equity Income	$8,907	8,758
Fidelity Retirement Money Market Account	$7,036	5,634
Baron Growth Fund	$7,604	6,595
Spartan International Index Fund	$11,069	—

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

During the years ended December 31, 2007 and 2006, the Liberty Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year ended December 31,
	2007	2006
	amounts in thousands

Liberty Media Stock Fund	$—	3,461
Liberty Capital Stock Fund	3,303	2,786
Liberty Interactive Stock Fund	(1,231)	2,238
Liberty Global Stock Fund	2,132	1,868
Discovery Holding Stock Fund	2,347	244
Mutual funds and Brokeragelink accounts	(1,187)	4,035
	$5,364	14,632

(4)           Related Party Transactions

Certain plan investments are shares of registered investment companies managed by the Trustee. Therefore, these transactions qualify as party-in-interest.

(5)           Subsequent Event

On March 3, 2008, New Liberty completed a reclassification of its Liberty Capital common stock whereby each share of Series A Liberty Capital common stock was reclassified as one share of the reclassified Series A Liberty Capital common stock and four shares of the new Series A Liberty Entertainment common stock.

(6)           Nonexempt Transactions

During 2007 the Liberty Plan did not deposit certain employee contributions on a timely basis as required by ERISA. Such untimely deposits are deemed to be a loan with a party in interest and are prohibited under Section 406(a) of ERISA. Employee contributions deposited untimely amounted to $148,170 and resulted in lost earnings of $5,338. Liberty has made additional contributions to credit these lost earnings to participant accounts.

Schedule 1

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of	Description of investment
issue	including par value	Fair value
		amounts in thousands

Liberty Capital Stock Fund	Series A common stock, par value $0.01 per share (historical cost basis – $11,618,431)	$16,731
	Cash and cash equivalents and other pending transactions	241
		16,972

Liberty Interactive Stock Fund	Series A common stock, par value $0.01 per share (historical cost basis – $12,978,332)	13,317
	Cash and cash equivalents and other pending transactions	119
		13,436

Discovery Holding Stock Fund	Series A common stock, par value $0.01 per share (historical cost basis - $3,101,084)	4,988
	Cash and cash equivalents and other pending transactions	167
		5,155

Templeton Foreign A	Mutual fund	6,944

Spartan US Equity Index	Mutual fund	8,986

Spartan International Index Fund	Mutual fund	11,069

PIMCO High Yield Fund – Administrative Class	Mutual fund	2,035

ALLIANZ NFJ Small Cap Value	Mutual fund	4,395

Baron Growth Fund	Mutual fund	7,604

Davis NY Venture A	Mutual fund	2,856

Fidelity Retirement Money Market Account	Mutual fund	7,036

Fidelity Equity Income	Mutual fund	8,907

Fidelity Investment Grade Bond	Mutual fund	4,095

Fidelity Blue Chip Growth Fund	Mutual fund	3,033

Fidelity Low-Priced Stock Fund	Mutual fund	3,995

Fidelity Freedom Income Fund	Mutual fund	348

Fidelity Freedom 2000 Fund	Mutual fund	238

Fidelity Freedom 2010 Fund	Mutual fund	1,486

Fidelity Freedom 2020 Fund	Mutual fund	3,829

Fidelity Freedom 2030 Fund	Mutual fund	3,648

Fidelity Freedom 2040 Fund	Mutual fund	2,391

Fidelity Freedom 2050 Fund	Mutual fund	119

Brokeragelink accounts	Brokerage option	1,478

Participant loans	Interest rates ranging from 5% to 9.25% with maturity dates through December, 2012	1,158

		$121,213

All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest to the Liberty Plan.  Liberty Media LLC is the plan sponsor, which is a party-in-interest to the Liberty Plan.

See accompanying report of independent registered public accounting firm.

Schedule 2

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December, 31, 2007

(b)
Relationship to
(a)	plan, employer,	(c)	(d)	(e)
Identity of	or other	Description of transactions,	Amount on	Lost
party involved	party-in-interest	including rate of interest	line 4a	earnings

Liberty Media LLC	Plan sponsor	2007 employee deferrals and loan repayments not deposited to the Liberty Plan in a timely manner.	$148,170	$5,338

It was noted that there were unintentional delays by Liberty in submitting 2007 employee deferrals and loan repayments to the trustee. Lost earnings and contributions were contributed to the Liberty Plan in 2007.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report -

23-Consent of KPMG LLP